UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BIRNER DENTAL MANAGEMENT SERVICES, INC.

________________________________________________

(Name of Subject Company (Issuer))

BIRNER DENTAL MANAGEMENT SERVICES, INC.

________________________________________________

(Name of Filing Person (Issuer))

Common Stock, Without Par Value

________________________________________________

(Title of Class of Securities)

091283200

_____________________________________________

(CUSIP Number of Class of Securities)

Dennis N. Genty

Chief Financial Officer, Secretary, and Treasurer

Birner Dental Management Services, Inc.

3801 East Florida Avenue, Suite 508

Denver, Colorado 80210

(303) 691-0680

____________________________________________

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Douglas R. Wright, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln St.

Denver, CO 80203

(303) 607-3500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$4,900,000	$525
*

Calculated solely for purposes of determining the filing fee. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, assumes the purchase of 175,000 shares of common stock at the maximum tender offer purchase price of $28.00 per share in cash.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $525
Form or Registration No.: Schedule TO-I (SEC File No. 005-53665)
Filing party: Birner Dental Management Services, Inc.
Date filed: August 31, 2006

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Amendment No. 1 amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 31, 2006 by Birner Dental Management Services, Inc. (the “Company”), relating to the offer to purchase by the Company up to 175,000 shares of its common stock, without par value, at a price not greater than $28.00 or less than $17.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2006 (the “Offer to Purchase”).

The information in the Offer to Purchase, previously filed as Exhibit (a)(1)(i) to the Schedule TO, is incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is hereby amended to delete the second sentence of “When will we pay for the shares you tender?” and replace it with: “In the event of proration, we anticipate that we will commence payment on the tendered shares within ten business days of the expiration date."

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Offer”) is hereby amended to add immediately before the final sentence of the first paragraph under “Avoidance of Rule 13e-3 Transaction”: “The Nasdaq Capital Market continued listing standards require that we have no fewer than 300 round lot holders. Round lot holders are shareholders who hold at least 100 shares.”

The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Offer”) is hereby amended to delete “or threatened” from the first sentence under “No Legal Prohibition Condition”.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under Section 11 (“Source and Amount of Funds”) is hereby amended to add immediately after the final sentence of the second paragraph: “We do not have any alternative financial arrangements in place in the event the Loan is not funded.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

Birner Dental Management Services, Inc.

/s/ Frederic W. J. Birner Name: Frederic W.J. Birner Title: Chairman of the Board and Chief Executive Officer Date: September 12, 2006